SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-22735

(Check One): |X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q
             |_|  Form N-SAR

For Period Ended: May 31, 2006
                 ---------------------------------------------------------------

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form N-SAR
|_|   Transition Report on From 11-K

      For the Transition Period Ended:
                                      ------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                        ------------------------

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PART I
REGISTRANT INFORMATION

Full name of registrant  ROBOCOM SYSTEMS INTERNATIONAL INC.
                       ---------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

                                17 Fairbanks Blvd
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City, state and zip code    Woodbury, New York 11797
                         -------------------------------------------------------

Part II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|   (b)   The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

      |_|   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

         The preparation of our Annual Report on Form 10-KSB for the fiscal year ended May 31, 2006, will be delayed due to a delay in the year-end closing process, which was caused by the reduction in accounting and administrative personnel resulting from the sale of our assets on October 11, 2005.

         As a result of the foregoing, our Annual Report on Form 10-KSB for the year ended May 31, 2006, will be completed and filed on or before September 13, 2006.

Part IV

      (1) Name and telephone number of person to contact in regard to this notification.

                         Eric M. Hellige       (212) 421-4100

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                         Yes |X|                No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Yes |X|                No |_|

      As previously reported in our Current Report on Form 8-K, dated October 11, 2005 and filed with the Commission on October 17, 2005, on October 11, 2005, we sold substantially all of our assets to Avantce RSI, LLC, a Delaware limited liability company. As a result of the asset sale, we have had no operating business or source of revenues since October 11, 2005. On July 28, 2006, we paid a dividend totaling approximately $2,760,000, or $0.57 per share, less any applicable withholding tax. This dividend represented approximately 87% of the total assets of our company.

      We have not yet made any determination about future business plans and we continue to evaluate several possible directions for our "public shell" corporation.

      Primarily because we had no operating business for seven months during the twelve months ended May 31, 2006, total revenues for such period decreased by $1.7 million, or 48%, to $1.8 million, as compared to total revenue of $3.5 million for the twelve months ended May 31, 2005. Total net income increased by approximately $440,954 to $943,816 for the twelve months ended May 31, 2006 as compared to $502,862 for the twelve months ended May 31, 2005. This increase was primarily because we recognized a gain on the sale of our assets in the amount of $405,824.

      We did not record any revenues related to our discontinued operations after the sale of our assets. Prior to the sale of our former warehouse management software business, our revenues were derived from a relatively small number of sales of software licenses, implementation services and maintenance of existing customer sites.

                       ROBOCOM SYSTEMS INTERNATIONAL INC.

                            STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                                           For the year ended May 31,
                                                                                       --------------------------------

                                                                                       -----------          -----------
                                                                                           2006                 2005
                                                                                       -----------          -----------
Selling, general and administrative expenses .................................         $  (108,971)         $  (125,852)

Interest income, net .........................................................              65,805                6,122
                                                                                       -----------          -----------
Loss from continuing operations before income taxes ..........................             (43,166)            (119,730)

Benefit of income taxes ......................................................             405,578                4,130
                                                                                       -----------          -----------
Income (loss) from continuing operations .....................................             362,412             (115,600)
                                                                                       -----------          -----------

Income from discontinued operations
   (net of income tax provision of $139,158 in 2006
   and $190,709 in 2005) .....................................................             175,580              618,462
Gain on sale of discontinued operations
   (net of $270,550 income tax provision) ....................................             405,824                   --
                                                                                       -----------          -----------
Net income from discontinued operations ......................................             581,404              618,462
                                                                                       -----------          -----------

Net income ...................................................................         $   943,816          $   502,862
                                                                                       ===========          ===========

Basic and diluted net income (loss) per share:
     Continuing operations, basic and diluted ................................         $      0.08          $     (0.03)
                                                                                       -----------          -----------

     Discontinued operations, basic and diluted ..............................         $      0.13          $      0.14
                                                                                       -----------          -----------

Net income per basic and diluted share .......................................         $      0.21          $      0.11
                                                                                       ===========          ===========

Weighted average shares outstanding:
   Basic .....................................................................           4,547,011            4,540,984
                                                                                       ===========          ===========
   Diluted ...................................................................           4,637,360            4,673,412
                                                                                       ===========          ===========

      ROBOCOM SYSTEMS INTERNATIONAL INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 25, 2006                     By: /s/ Irwin Balaban
                                              ----------------------------------
                                        Name: Irwin Balaban
                                       Title: Chairman of the Board and
                                                Chief Executive Officer